08003003

RECEIVED

2008 JUN -3 P 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Joint-Stock Company
VOLGATELECOM

Dom svyazi, M. Gorky sq.,
Nizhny Novgorod, Russia 603000
Phone (831) 437-50-00, 437-50-09,
Fax (831) 430-67-68, e-mail: gd@vt.ru, www.vt.ru
OKPO 01142788, TIN 5260901817

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.

May 20, 2008 № 4-2-1/10/254
For № of

PROCESSED
JUN 05 2008
THOMSON REUTERS

SUPPL

Re: OJSC VolgaTelecom
SEC File No. 82-4642

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") by OJSC VolgaTelecom, a company incorporated under the laws of the Russian Federation (the "Company"). The Company has been previously granted an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

With this letter, the Company hereby amends its application for a 12g3-2(b) exemption by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.vt.ru/?id=730. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial

END